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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)

                              QUANTA SERVICES, INC.
                              ---------------------
                                (Name of Issuer)


                        COMMON STOCK, $0.00001 PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)

                                    74762E102
                                    ---------
                                 (CUSIP Number)

                 LESLIE J. PARRETTE, JR., SENIOR VICE PRESIDENT,
                     GENERAL COUNSEL AND CORPORATE SECRETARY
                              UTILICORP UNITED INC.
        20 WEST NINTH STREET, KANSAS CITY, MISSOURI 64105 (816) 421-6600
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 28, 2001
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 74762E102

--------------------- ------------------------------------------------------------------------------------------------
         1            NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      UtiliCorp United Inc.    #440541877
--------------------- ------------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                        (a)
                        (b)  X
--------------------- ------------------------------------------------------------------------------------------------
         3            SEC USE ONLY
--------------------- ------------------------------------------------------------------------------------------------
         4            SOURCE OF FUNDS (See Instructions)

                      WC, BK
--------------------- ------------------------------------------------------------------------------------------------
         5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------- ------------------------------------------------------------------------------------------------
         6            CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------- ------------ -----------------------------------------------------------------------------------
  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 29,243,179
    PERSON WITH
                      ------------ -----------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None*
                      ------------ -----------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   29,243,179
                      ------------ -----------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   None
--------------------- ------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      29,243,179
--------------------- ------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                    X
--------------------- ------------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      38.06%**
--------------------- ------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON (See Instructions)
                      CO
--------------------- ------------------------------------------------------------------------------------------------

* This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Voting Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting Agreements.

** The percentage reflected in row 13 above is obtained by using 76,829,934 shares as the denominator (in accordance with Rule 13(d)3(d)(1)(i)(D)). This denominator includes: (a) 59,605,129 shares of Issuer's issued and outstanding Common Stock (as indicated in Issuer's Form 10-Q filed on November 14, 2001), and (b) 17,224,805 shares of Common Stock into which Issuer's Convertible Preferred Stock held by UtiliCorp is convertible.


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     Also note that the percentage of Common Stock owned by UtiliCorp on a partially diluted basis is approximately 37.5%. This percentage is obtained by using 77,981,989 shares as the denominator, which includes (a) the 76,829,934 shares discussed in the previous paragraph, and (b) 1,152,055 shares of Limited Vote Common Stock (as indicated in Issuer's Form 10-Q filed on November 14, 2001). UtiliCorp's ownership can be further diluted by (x) other classes of Issuer's securities that can be converted into Common Stock and (y) shares of Common Stock issuable under Issuer's Stock Option Plan.












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                               AMENDMENT NO. 19 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

         All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("UTILICORP"), and the common stock, par value $0.00001 per share (the "COMMON STOCK"), of Quanta Services, Inc., a Delaware corporation ("ISSUER" or "QUANTA"), is correct to the best knowledge and belief of UtiliCorp. The Schedule 13D originally filed on October 4, 1999 on behalf of UtiliCorp and eighteen amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999, October 26, 1999, November 9, 1999, January 13, 2000,
April 27, 2000, May 25, 2000, June 20, 2000, July 17, 2000, May 23, 2001,
October 1, 2001, October 4, 2001, October 11, 2001, October 19, 2001, October 30, 2001, and November 13, 2001 respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         On November 16, 2001, UtiliCorp purchased 13,000 shares of Common Stock in a series of broker-assisted purchases on the open market for an aggregate purchase price of $208,067.35. These purchases will be funded by a combination of working capital and short-term debt.

         Because of the increase of the number of shares of Issuer's issued and outstanding Common Stock as reported in Issuer's Form 10-Q filed on November 14, 2001, UtiliCorp's ownership interest in Issuer has been diluted from the previous level of 38.5% (as reported in the previous Schedule 13D/A filed on November 13, 2001) to the current level of 38.06%. In the aggregate, UtiliCorp beneficially owns 29,243,179 shares of Issuer's Common Stock, which represent 38.06% of Issuer's outstanding securities (calculated in accordance with Rule 13(d)3(d)(1)(i)(D)), or 37.5% on a partially diluted basis.

ITEM 4.  PURPOSE OF TRANSACTION.

         In connection with UtiliCorp's substantial and initial investment in Quanta in September 1999, UtiliCorp and Quanta entered into a securities purchase agreement. An essential term of this agreement to UtiliCorp was a provision prohibiting Quanta from interfering with UtiliCorp's future acquisitions of Quanta common stock as long as those purchases did not result in UtiliCorp owning more than 49.9% of Quanta's common stock, determined on an as-converted, fully diluted basis (which translates into approximately 57.7% of the voting interest in Quanta's outstanding common stock). In recognition of this right of UtiliCorp, the shareholder rights plan of Quanta, adopted by the Quanta board of directors approximately five months after the signing of the securities purchase agreement, also permitted UtiliCorp to acquire up to 49.9% of Quanta's stock, again on an as-converted, fully diluted basis. All other persons were, and continue to be, discouraged by the Quanta shareholder rights plan from acquiring more than 15% of Quanta's outstanding common stock as a result of the prohibitive penalty caused by the economic and voting dilution that would result.

         As previously disclosed in UtiliCorp's recent amendments to this
Schedule 13D, UtiliCorp desires to achieve financial statement consolidation for accounting purposes with Quanta. In order to consolidate Quanta's financial statements with its own financial statements, UtiliCorp must own more than 50% of Quanta's voting stock or have the ability to elect a majority of Quanta's directors. Accordingly, in September of 2001, UtiliCorp began, through open market purchases, to increase its percentage of ownership in Quanta in furtherance of this goal.


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         After UtiliCorp's announcement of its initial series of these additional purchases of Quanta stock, the Quanta board of directors advised UtiliCorp of its new desire to limit UtiliCorp's investment in Quanta. Because of UtiliCorp's desire to limit its additional capital investment in Quanta to only that necessary to achieve accounting consolidation, UtiliCorp agreed to enter into discussions with Quanta concerning a potential restructuring of the UtiliCorp investment. These discussions focused on an increase in the number of directors UtiliCorp is entitled to elect through its existing preferred stock from three directors to six directors. In exchange, UtiliCorp would have (a) agreed to an amendment to the securities purchase agreement lowering its permissible ownership level to 40% of Quanta's outstanding common stock (on an as-converted, fully diluted basis) and (b) supported amendments to Quanta's certificate of incorporation to ensure the non-UtiliCorp stockholders (i) significant representation on the Quanta board of directors and (ii) veto rights over certain fundamental matters, including decisions regarding the sale of Quanta.

         UtiliCorp believed that such an arrangement would provide significant benefits to the non-UtiliCorp stockholders of Quanta because UtiliCorp could have otherwise proceeded to acquire a majority of the outstanding shares of Quanta's common stock, and as a practical matter, the exclusive right to elect 9 of the 10 members of the Quanta board of directors (which excludes the director elected by the holders of shares of Limited Vote Common Stock), without providing the non-UtiliCorp stockholders of Quanta any right to participate in the management of Quanta at all.

         After six weeks of discussions, it became apparent to UtiliCorp that in the face of demands from Quanta to tie commercial arrangements to the corporate restructuring (such as a requirement of UtiliCorp to pay Quanta up to $150 million per year for unneeded construction work and the implementation of golden parachute employment arrangements with an after tax cost to Quanta of $30 million) it did not appear that a restructuring that would meet Quanta's latest demands was feasible. Accordingly, UtiliCorp advised Quanta that it was not willing to make further concessions.

         In response, certain members of the Quanta board of directors, in a night-time meeting conducted without the knowledge of the members of the Quanta board of directors elected by UtiliCorp's preferred stock, determined to cause Quanta to breach its agreement with UtiliCorp and purportedly implemented amendments to its shareholder rights plan that reduced the number of shares of Quanta common stock that UtiliCorp is permitted to purchase without triggering the punitive provisions of the shareholder rights plan from 49.9% of Quanta's outstanding stock (assuming full conversion of all securities and full exercise of all outstanding rights, options and warrants to acquire common stock) to 39% of Quanta's outstanding stock (assuming full conversion only). Accordingly, as a result of the amendments, UtiliCorp is now discouraged from acquiring additional shares of Quanta stock that would cause UtiliCorp to own in excess of 39% (assuming full conversion of UtiliCorp's preferred stock) of the outstanding shares of Quanta's common stock by reason of the unreasonable penalties that would be imposed on it under the amended shareholder rights plan for crossing the new, lower threshold.

         The Quanta board of directors' recent actions compel UtiliCorp to take such actions that are necessary to overturn the actions of the Quanta board of directors in regard to the shareholder rights plan amendment, to seek damages from Quanta and the non-UtiliCorp directors for their actions, and to take any other actions that UtiliCorp deems necessary to cause Quanta to remedy its breach of the securities purchase agreement's covenant permitting UtiliCorp to acquire up to 49.9% of Quanta's stock, on an as-converted, fully diluted basis. To this end, UtiliCorp today filed (i) a demand for arbitration with the American Arbitration Association seeking declaratory judgment, injunctive relief and damages from Quanta in connection with Quanta's breach of the securities purchase agreement by its amendment to Quanta's shareholder rights plan and (ii) a complaint in the Court of Chancery of the State of Delaware against Quanta and the non-UtiliCorp directors of Quanta seeking declaratory and injunctive relief for their failure to properly notify all of the Quanta directors of the time and purpose of the November 15 and November 18, 2001 Quanta board meetings, at which the non-UtiliCorp directors purportedly adopted


                                       5
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and ratified the amendments to Quanta's shareholder rights plan, in violation of
Quanta's bylaws and the Delaware General Corporation Law.












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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2001                  UtiliCorp United Inc.

                                          By:    /s/ Leslie J. Parrette, Jr.
                                          Name:  Leslie J. Parrette, Jr.
                                          Title: Senior Vice President, General
                                                 Counsel and Corporate Secretary











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